

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2021

Scott Feuer
Chief Executive Officer
SCP & CO Healthcare Acquisition Co
2909 W Bay to Bay Blvd., Suite 300
Tampa, FL 33629

> **Re: SCP & CO Healthcare Acquisition Co**
> **Registration Statement on Form S-1**
> **Filed January 6, 2021**
> **File No. 333-249137**

Dear Mr. Feuer:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 6, 2021

Manner of conducting redemptions, page 32

1. We note your disclosure on page 28 that if the anchor investors purchase units and vote them in favor of a business combination, a "smaller portion" of affirmative votes from other public stockholders would be required to approve a business combination. Please revise your discussion under the above heading and similar disclosures in the prospectus to disclose the smaller percentage of affirmative votes required of public stockholders, assuming that the anchor investors purchase and vote all of the shares subject to their indications of interest in favor of a transaction. Please also include risk factor disclosure that the anchor investors' interest in founder shares and private warrants held by the sponsor may provide an incentive to vote in favor of any business combination.

Our warrant agreement will designate the courts of the State of New York..., page 61

2. We note that this section indicates the warrant agreement will provide that actions under

the Securities Act must be brought in courts of the State of New York or the United States District Court for the Southern District of New York and that the provisions do not apply to actions under the Exchange Act. However, the Warrant Agreement (Exhibit 4.4, Section 9.3) provides that the provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please reconcile the disclosure with the exhibit. We may have additional comments.

Provisions in our amended and restated certificate of incorporation..., page 66

3.	We note that this section and the section on page 154 indicates the amended and restated certificate of incorporation will provide that actions under the Securities Act must be brought in the United States District Court for the District of Delaware and the provisions do not apply to actions under the Exchange Act. However, the Amended and Restated Certificate of Incorporation (Exhibit 3.2, Section 12.1) provides that the provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. Please reconcile the disclosure with the exhibit. We may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction